SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Federal Government Nomination - Fiscal Council Rio de Janeiro, April 14, 2026 – Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “AXIA Energia”), informs that, pursuant to the Conciliation Agreement entered into between the Company and the Brazilian Federal Government, and in accordance with Article 20, item II, of AXIA Energia’s Bylaws, the Federal Government holds the exclusive right to nominate and elect, through separate voting, one full member and their respective alternate to the Fiscal Council. In this context, on April 13, 2026, the Company received Official Letter No. 215/2026/GM-MME from the Ministry of Mines and Energy, attached to this notice, indicating the following candidates to fill the seat exclusively allocated to the Federal Government on the Fiscal Council: • Daniel Vieira Sarapu, for the position of full member; and • Regis Anderson Dudeno, as their respective alternate. The nominated candidates are currently undergoing integrity and eligibility assessments by the Company, the results of which will be disclosed to shareholders at the Annual and Extraordinary General Meeting scheduled for April 15, 2026. Eduardo Haiama Vice-President of Finance and Investor Relations Official Letter 215 (1219567) SEI 00688.012869/2023-10 / pg. 1 MINISTRY OF MINES AND ENERGY Office of the Minister Esplanada dos Ministérios - Bloco U, go andar, Brasília/DF, Zip Code 70065-900 Telephone: (61) 2032-5041 / gabinete@mme.gov.br Official Letter No. 215/2026/GM-MME To Mr. JULIO CÉSAR GONÇALVES CORREA Brasília, on the date of the electronic signature. General Coordinator of Corporate Affairs of the Attorney General’s Office of the National Treasury (PGFN), Ministry of Finance Brasília - DF C/c : To Mr. IVAN DE SOUZA MONTEIRO Presidente da Axia Energia Av. Graça Aranha, 26 - Centro - Rio de Janeiro - RJ Subject: Indication by the Federal Government for the composition of the Fiscal Council of Axia Energia. Mr. General Coordinator, 1. I refer to Attached Official Letter No. 14476/2026/MF, dated March 20, 2026, which requests the Federal Government’s nominations to be elected as members of the Fiscal Council of Axia Energia S.A. (ELETROBRAS). 2. In this regard, I hereby submit the nominations below for the Regular and Alternate members of the Fiscal Council: Fiscal Council I - Regular member: Daniel Vieira Sarapu; and II - Alternate member: Regis Anderson Dudena. 3. Finally, I would like to clarify that the nominated names have been submitted to the Civil House of the Presidency of the Republic, pursuant to art. 22, item II, of Decree no. 945, of December 27, 2016. Sincerely, BRENNO LEOPOLDO CAVALCANTE DE PAULA Chief of Staff to the Minister of State of Mines and Energy, Deputy Annexes: I - Official Letter 14476/2026/MF (1207646) PROTOCOL Date: 04/13/2026 DOC: PTC PR 43560/2026x Official Letter 215 (1219567) SEI 00688.012869/2023-10 / pg. 2 [it contains seal - Sei! electronic signature] [it contains a QR code] Document electronically signed by Brenno Leopoldo Cavalcante de Paula, Chief of Staff of the Deputy Minister, on 04/13/2026, at 04:43 p.m., according to official Brasília time, based on § 3 of art. 4 of Decree no. 10.543, of November 13, 2020. The authenticity of this document can be checked at http://sei.mme.gov.br/sei/controlador_externo.php? acao=documento_conferir&id_orgao_acesso_externo=0, informing the verification code 1219567 and the CRC code E63FA10B. Reference: If replying to this Official Letter, please expressly indicate Process No. 006gg.012g69/2023-10 SEI No. 1219567

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.